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10027839

UNI_____

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 46745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _JANUARY 1, 2009_ AND ENDING _DECEMBER 31, 2009_
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERWYN FINANCIAL SERVICES CORP

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVENUE
(No. and Street)

BERWYN   _PA_   _19312_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN M RYAN, PRESIDENT   _(610) 408-9850_
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR & O'CONNOR, LLP
(Name – if individual, state last, first, middle name)

1500 E LANCASTER AVENUE , _PAOLI_ , _PA_ _19301_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _KEVIN M RYAN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _BERWYN FINANCIAL SERVICES CORP_ , as of _DECEMBER_ _31_, 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE COMPANY: BFS 800279, BFS 800287, BFS 800457, EDWARD KILLEN:
BFS 100404, BFS 601705, BFS 601780, BFS 601853, BFS 601934 + BFS 602366
ROBERT KILLEN: BFS 303577, BFS 400033, BFS 701564, BFS 800066, BFS 400068 + BFS 400076

Kevin M Ryan
Signature

President
Title

Alison M. Killen
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

BERWYN FINANCIAL SERVICES CORP.

December 31, 2009 and 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

BERWYN FINANCIAL SERVICES CORP.

**Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2009 and 2008**

and

INDEPENDENT AUDITOR'S REPORT

I N D E X



SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants———————

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

<u>INDEPENDENT AUDITOR'S REPORT</u>

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying statements of financial condition of Berwyn Financial Services Corp. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 24, 2010

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone: 610-296-4200   Fax: 610-296-3659   Email: solutions@scocpa.com

BERWYN FINANCIAL SERVICES CORP.
Statements of Financial Condition
December 31, 2009 and 2008

Assets	2009	2008
Cash	$ 1,184	$ 1,344
Customer receivables	9,600	7,993
Investments, at fair value	263,627	208,896
Prepaid expenses	6,328	5,236
Prepaid taxes	2,053	2,053
Equipment, net of accumulated depreciation of $35,839		
and $35,491 at December 31, 2009 and 2008, respectively	-0-	348
Restricted cash	50,000	50,000
Total assets	$332,792	$275,870

Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$102,760	$ 99,224
Accounts payable and accrued expenses	10,428	7,723
Accrued profit sharing expense	15,285	-0-
Total liabilities	128,473	106,947
Stockholders' equity:		
Common stock, $1 par value; 200,000 shares		
authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	150,000	150,000
Retained earnings (accumulated deficit)	34,819	(577)
Total stockholders' equity	204,319	168,923
Total liabilities and stockholders' equity	$332,792	$275,870

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and fees	$383,128	$379,735
Interest and dividends	28,313	12,054
Unrealized gain (loss) on investments, net	54,731	(61,206)
Other	8	1,755
Total revenues	466,180	332,338
Expenses:		
Depreciation	348	388
Dues and subscriptions	2,638	4,560
Employee benefits	16,816	14,918
Insurance	239	893
Interest	4,732	7,733
Management fee	25,081	25,196
Miscellaneous	1,938	62
Office	7,909	9,238
Payroll taxes	11,969	11,202
Professional fees	18,377	15,750
Profit sharing	15,285	-0-
Registration fees and other taxes	7,874	8,032
Rent	12,936	12,646
Salaries and bonuses	149,631	144,801
Trade clearing	153,842	153,572
Travel	1,169	1,233
Total expenses	430,784	410,224
Income (loss) from operations	35,396	(77,886)
Income (loss) before income taxes	35,396	(77,886)
Income taxes	-0-	-0-
Net income (loss)	$ 35,396	$(77,886)

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance, January 1, 2008	19,500	$19,500	$105,000	$ 77,309	$201,809
Contributions			45,000		45,000
Net loss				(77,886)	(77,886)
Balance, December 31, 2008	19,500	19,500	150,000	(577)	168,923
Net income				35,396	35,396
Balance, December 31, 2009	19,500	$19,500	$150,000	$34,819	$204,319

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 35,396	$(77,886)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	348	388
Unrealized gain (loss) on investments, net	(54,731)	61,206
(Increase) decrease in:		
Customer receivables	(1,607)	2,198
Prepaid expenses	(1,092)	515
Increase (decrease) in:		
Due to clearing broker	3,536	(3,656)
Accounts payable and accrued expenses	2,705	(395)
Accrued profit sharing expense	15,285	(27,500)
Net cash used by operating activities	(160)	(45,130)
Cash flows from financing activities:		
Additional paid-in capital contributions	-0-	45,000
Net cash provided by financing activities	-0-	45,000
Net decrease in cash	(160)	(130)
Cash, beginning	1,344	1,474
Cash, ending	$ 1,184	$ 1,344
Supplemental information:		
Cash paid during the year for:		
Interest	$ 4,732	$ 7,733

(The accompanying notes are an integral part of these financial statements.)

(1)   DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is comprised of funds on deposit with the Company's clearing organization.

Investments

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statements of operations.

Commissions and Fees

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentrations of Risk

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

(3)   RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 39% of the total commissions and fee revenue of the Company in both 2009 and 2008. Additionally, the Company earns an annual fee from this party for servicing the Funds.

The Company provides investment advisory services which are managed, on behalf of the Company, by the same related party discussed above. The Company pays the related party a management fee of 85% of the advisory fees earned by the Company.

The Company also leases furnished office space from the related party under a 3 year lease agreement which expired December 31, 2009. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,078 through December 31, 2009 as well as a percentage of electric and cleaning costs. The Company renewed their lease effective January 1, 2010 under similar terms.

(3)   RELATED PARTIES (CONTINUED)

Certain employees are compensated by the Company, as well as the related party, based upon actual time worked.

Transactions with this related entity were as follows:

	2009	2008
Commissions revenue earned as a result of transactions with related party	$149,124	$147,878
Service fee income	1,425	1,375
Management fee expense	25,081	25,196
Rent and personnel expenses	24,555	30,219
Accounts payable and accrued expenses at December 31	10,428	7,723

(4)   INVESTMENTS

In accordance with the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board Accounting Standards Codification, the Company classifies its investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available or Level 1 type securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market for which no significant observable market inputs are available. At December 31, 2009 and 2008, the Company's investments were classified as follows:

	2009	2008
Level 1	$263,627	$208,896
Level 2	-0-	-0-
Level 3	-0-	-0-
Total investments	$263,627	$208,896

---

(4)   INVESTMENTS (CONTINUED)

Investments consist of mutual fund holdings in the Funds, carried at quoted market values as follows:

	2009	2008
The Berwyn Fund	$109,028	$ 85,548
Berwyn Income Fund	113,069	91,199
Berwyn Cornerstone Fund	41,530	32,149
	$263,627	$208,896

(5)   DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The liability is presented net of its receivable due from the clearing broker. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2009 and 2008, the interest on the margin account was 5.5%.

(6)   INCOME TAXES

At December 31, 2009, the Company has Federal and state net operating loss carryforwards of approximately $250,000 which expire at various dates through 2029.

At December 31, 2009 and 2008, the Company had a valuation allowance representing 100% of its net deferred tax assets. At December 31, 2007, the Company recorded a reserve because it could not determine whether it was more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards would be realized. At December 31, 2009 and 2008, the Company also could not make this determination and therefore did not recognize any additional deferred tax assets or benefits from current year losses.

The tax effects of the major items recorded as deferred tax assets are:

	2009	2008
Net operating loss	$ 54,500	$ 54,500
Less: valuation allowance	(54,500)	(54,500)
Net deferred income tax asset	$ -0-	$ -0-

(7)   **PROFIT SHARING PLAN**

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $15,285 in 2009. The Board decided not to make a contribution for 2008.

(8)   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $146,794 which was $96,794 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1 as of December 31, 2009.

The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

(9)   **SUBSEQUENT EVENT EVALUATION**

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY

FINANCIAL

INFORMATION

BERWYN FINANCIAL SERVICES CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total stockholders' equity	$204,319
Less stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	204,319
Deductions:	
Non-allowable assets:	
Customer receivables	9,600
Prepaid expenses and taxes	8,381
Total non-allowable assets	17,981
Net capital before haircuts on securities positions	186,338
Haircuts on securities positions	39,544
Net capital	$146,794
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 25,713
Total aggregate indebtedness	$ 25,713
Computation of basic net capital requirement:	
Net capital requirement	$ 50,000
Net capital	146,794
Excess of net capital	$ 96,794
Excess of net capital at 1000%	$144,222
Ratio of aggregate indebtedness to net capital	.18 to 1

BERWYN FINANCIAL SERVICES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: All customer transactions are cleared through
another broker-dealer (member of New York Stock Exchange)
on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: All customer transactions are cleared through
another broker-dealer (member of New York Stock Exchange)
on a fully disclosed basis.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 Amended FOCUS Part II A filing. The Company amended its FOCUS Part II A filing to reflect a closing adjustment discovered after original filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

BERWYN FINANCIAL SERVICES CORP.

Year Ended December 31, 2009

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS



SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 24, 2010